FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                            FOR THE 5TH OF MAY, 2006


                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                       ----------------------------------
                  (Translation of registrant's name in English)


                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                             -----------------------
                    (Address of principal executive offices)


Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

             Form 20-F      X                          Form 40-F
                        ---------                                ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

             Yes                                        No      X
                  ---------                                 ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            M-SYSTEMS FLASH DISK PIONEERS LTD.
                                            ----------------------------------
                                                       (Registrant)


Date: 5th of May, 2006                    By: /s/ Ziv Glickman
                                              -------------------------------
                                              Name: Ziv Glickman
                                              Title: Legal Counsel




















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
MSYSTEMS


msystems Contact:                             Investor Relations Contacts:
Elana Holzman                                 Jeff Corbin / Lee Roth
Director of Investor Relations                KCSA Worldwide
elana.holzman@m-systems.com                   jcorbin@kcsa.com / lroth@kcsa.com
+Tel: +972 (9) 764-5000                        Tel: +1 (212) 682-6300



FOR IMMEDIATE RELEASE:
----------------------


                 MSYSTEMS ANALYST DAY SCHEDULED FOR MAY 11, 2006

                     Event to be Available via Live Webcast


KFAR SABA, ISRAEL, May 4, 2006 - msystems(TM) (Nasdaq: FLSH), a leader in smart personal storage, today announced that the Company will hold its 2006 Analyst Day meeting in New York on Thursday, May 11, 2006. The event will take place from 9:00 a.m. until 1:00 p.m. and will feature presentations by Mr. Dov Moran, President and Chief Executive Officer of msystems, and other members of the Company's senior management team.

         The event will be webcast live on msystems' website at www.m-systems.com. The webcast will not be archived on the Company's website following the conclusion of the event.


ABOUT MSYSTEMS

msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets. msystems' product lines include:

    o MDRIVE (formerly DiskOnKey(R)) U3 USB smart drives for personal, portable computing

    o MDOC embedded flash drives for mobile handsets and consumer electronics devices

    o MSIM MEGASIM(R) SERIES high-density SIM cards and MSIM M.MAR(R) SERIES SIM cards and highly secure cards (available both from msystems and its subsidiary Microelectronica)

    o   MCARD, high-quality memory cards for mobile handsets and digital cameras

    o MTRUST (formerly Xkey(R)) end-to-end enterprise access, control and management solution for USB flash drives and other removable media

    o MSSD (formerly FFD(TM)) rugged solid state disks for mission-critical applications

    o MMODULE (formerly DiskOnChip(R) modular family) modular flash storage for embedded systems

    o MSAFE (formerly SuperMAP(R) family) secure hardware and software crypto cores

More information is available online at www.m-systems.com. MSYSTEMS. MADE
SMARTER.

                                       ###


All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only. msystems is incorporated as M-Systems Flash Disk Pioneers Ltd.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to: the effect of global economic conditions in general and conditions in M-Systems' industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems' and its customers' inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on msystems' and its customers' products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems' and its customers' products; and other risk factors detailed from time to time in M-Systems' filings with the Securities and Exchange Commission. M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to M-Systems' website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems' future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.